NOTICE OF MEMBER ACTION TO BECOME EFFECTIVE ON OR ABOUT

DECEMBER 1, 2008

To the Members of China Natural Resources, Inc.:

NOTICE IS HEREBY GIVEN that holders of a majority of the issued and outstanding voting securities of China Natural Resources, Inc., a British Virgin Islands corporation (the “Company”), have approved and authorized the following corporate action:

(1)

To elect two Class I Directors, each to hold office until the annual meeting of members at which their successors are duly elected and qualified as hereinafter described;

(2)

To ratifiy and approve all emoluments to directors heretofore fixed by the Board of Directors;

(3)

To empower our Board of Directors to fix future emoluments to directors without further approval by Members; and, in the Board’s discretion, to amend or repeal Article 80 of our Articles and Memorandum of Association accordingly; and

(4)

To ratify the engagement of GHP Horwath, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

The corporate actions described above will become effective on or about December 1, 2008, but not sooner than 20 days following the date that this Notice and the accompanying Information Statement are first mailed to our Members.

WE ARE NOT SOLICITING PROXIES AND WE REQUEST THAT YOU DO NOT SEND US A PROXY.

No action is required by you. The accompanying Information Statement is furnished only to inform our Members of the actions described before they take place. This Information Statement is first mailed to our Members on or about November 11, 2008.

We thank you for your continued support.

On Behalf of the Board of Directors

Corporate Secretary

Hong Kong

November 11, 2008

CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F

West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan Hong Kong

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INFORMATION STATEMENT

FOR

2008 ANNUAL MEETING OF MEMBERS

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This Information Statement is being furnished to you by the Board of Directors of China Natural Resources, Inc. in connection with corporate action approved and authorized by holders of a majority of our outstanding common shares relating to our 2008 Annual Meeting of Members. The corporate actions described in this Information Statement will become effective on or about December 1, 2008 in accordance with the written consent of the holders of a majority of our issued and outstanding common shares, but no sooner than 20 days following the date that this Information Statement is first mailed to our Members (the “Effective Date”). The 2008 Annual Meeting of Members shall be deemed to occur on the Effective Date.

The elimination of the need to hold an in-person 2008 Annual Meeting of Members for the purposes described in the accompanying Notice of Member Action is made possible by the laws of the British Virgin Islands, our Memorandum and Articles of Association and rules of The NASDAQ Stock Market applicable to foreign private issuers such as our company. The laws of the British Virgin Islands do not require that we hold an in-person annual meeting and our Memorandum and Articles of Association provide that the written consent of the holders of outstanding shares of voting capital stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and votes, may be substituted for such an in-person meeting. In addition, The NASDAQ Stock Market does not require a foreign private issuer to hold an in-person annual meeting if the laws of the issuer’s home jurisdiction do not require that an in-person annual meeting be held. Our use of this Information Statement will relieve us of the expense of soliciting proxies and holding an “in-person” annual meeting of Members.

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2007, accompanies this Information Statement.

This Information Statement is first being mailed on or about November 11, 2008 to Members of record on October 23, 2008, and is being delivered to inform you of the corporate actions described herein before they take effect. This Information Statement shall constitute notice under Clause 71 of our Articles and Memorandum of Association of the action taken by written consent in lieu of meeting of Members. A list of Members as of the record date is available for examination by any Member for a proper purpose during normal business hours at our offices. No dissenter’s rights are afforded to our Members under the laws of the British Virgin Islands as a result of the adoption of these actions.

The entire cost of furnishing this Information Statement will be borne by us. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of our voting securities held of record by them and we will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

CONVENTIONS

Unless otherwise specified, all references in this Information statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" or "Yuan" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or "PRC"). We maintain our accounts in Hong Kong Dollars. The accounts of our subsidiaries are maintained in either Hong Kong Dollars or Renminbi. Our consolidated financial statements are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange as quoted by the People's Bank of China (the "PBOC Rate") on December 31, 2007, which was approximately U.S.$1.00 = Rmb7.2971. Translations from Hong Kong Dollars to U.S. Dollars have been made at the single rate of exchange as quoted by the Hong Kong and Shanghai Banking Corporation Limited on December 31, 2007, which was approximately US$1.00 = HK$7.7994. The Renminbi is not freely convertible into foreign currencies and the quotation of exchange rates does not imply convertibility of Renminbi into U.S. Dollars or other currencies. All foreign exchange transactions take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

FOREIGN PRIVATE ISSUER STATUS

We are a “foreign private issuer” within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Foreign private issuers are not are not required to provide all of the disclosure required to be included in reports filed under the Exchange Act by companies that are not foreign private issuers. In addition, foreign private issuers are not subject to certain provisions of the Exchange Act, including Section 14A of the Exchange Act relating to the preparation of proxy statements and information statements. Therefore, this Information Statement may not contain all of the disclosure required to be included in information statements prepared in accordance with Section 14A, although management does not believe that this Information Statement omits any material information necessary for a fair understanding of the matters discussed herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us concerning the beneficial ownership of our common shares as of the October 23, 2008 record date by:

•

each person known by us to be the owner of more than 5% of our outstanding common shares;

•

each of our directors and director nominees;

•

each of our executive officers; and

•

all executive officers and directors as a group.

As of the record date, there were 19,623,416 common shares outstanding. A person is deemed to be the beneficial owner of securities that can be acquired by such a person within 60 days from the record date upon exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from the date hereof have been exercised. Unless otherwise indicated (a) each person has sole investment and voting power with respect to all shares shown as beneficially owned and (b) the address of each beneficial owner is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Except as otherwise indicated, the table does not give effect to the issuance of up to:

•

4,687,500 common shares in the event outstanding warrants are exercised; and/or

•

1,600,000 common shares issuable upon exercise of currently exercisable options.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	15,780,593	(1)	68.2%
Tam Cheuk Ho	281,926	(2)	1.4%
Wong Wah On Edward	400,000	(3)	2.0%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Officers and directors as a group (six persons)	16,462,519	(4)	69.4%
Rosetta Stone Capital Limited P.O. Box 957 Road Town Tortola, British Virgin Islands	2,250,000	(5)	11.0%
Tim Cheer Investment Limited Room 2203 Sino Plaza 256 Gloucester Road Causeway Bay, Hong Kong	1,087,500	(6)	5.4%
Lee Yip Investments Ltd. 14/F, 81 Hung To Road Kwun Tong Kowloon, Hong Kong	1,050,000	(7)	5.3%
Hon Shun Ltd. Unit 902, 9/F, Bonham Centre 79-85 Bonham Strand East Sheung Wan, Hong Kong	1,050,000	(8)	5.3%

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(1)

Consists of (a) 11,980,593 outstanding common shares and 2,500,000 common shares issuable upon exercise of warrants held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares and 1,000,000 common shares issuable upon exercise of options held by Mr. Li.

(2)

Consists of 81,926 outstanding common shares and 200,000 common shares issuable upon exercise of options.

(3)

Consists of 400,000 common shares issuable upon exercise of options.

(4)

Consists of 12,362,519 outstanding common shares, 2,500,000 shares issuable upon exercise of warrants and 1,600,000 common shares issuable upon exercise of options (see notes 1, 2 and 3).

(5)

Consists of 1,500,000 outstanding common shares and 750,000 common shares issuable upon exercise of currently exercisable warrants. We are advised that Rosetta Stone Capital Limited is owned 32.50% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited. Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited.

(6)

Consists of 725,000 outstanding common shares and 362,500 common shares issuable upon exercise of warrants. We are advised that Tim Cheer Investment Limited is wholly-owned by Cheung Yu Shum Jenkin and that Mr. Cheung is the sole officer and director of Tim Cheer Investment Limited.

(7)

Consists of 700,000 outstanding common shares and 350,000 common shares issuable upon exercise of warrants. We are advised that Lee Yip Investments Ltd. is wholly-owned by Tse Chi Kai Tilypse and that Mr. Tse is the sole officer and director of Lee Yip Investments Ltd.

(8)

Consists of 700,000 outstanding common shares and 350,000 common shares issuable upon exercise of warrants. We are advised that Hon Shun Ltd. is wholly-owned by Ng Kwok Kei Sammy and that Mr. Ng is the sole officer and director of Hon Shun Ltd

OUR DIRECTORS AND EXECUTIVE OFFICERS

Board Members

Our Board of Directors is responsible for the overall management of our company. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Board of Directors currently includes two Class I Directors, two Class II Directors, and two Class III Directors. The term of our Class I Directors expires immediately following our annual meeting of Members in 2008, the term of our Class II Directors expires immediately following our annual meeting of Members in 2009 and the term of our Class III Directors expires immediately following our annual meeting of Members in 2010. The name, age and business experience of each of our Directors is as follows:

Class I Directors

Li Feilie (age 42)

Chairman of the Board of Directors, President and Chief Executive Officer

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board and President of our company on February 3, 2006 following the consummation of the acquisition of Feishang Mining Holdings Limited ("FMH"). Mr. Li has served as a director of FMH since September 2004. Mr. Li served as the Chairman of Wuhu Feishang Mining Development Co. Limited, a wholly owned subsidiary of FMH, from June 2002 to June 2004. Mr. Li has been the chairman of Shenzhen Feishang Industrial Development Co. Ltd., Wuhu Feishang Industry Development Co. Ltd. and Wuhu Port Co. Ltd., companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Ng Kin Sing (age 46)

Director

Mr. Ng Kin Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Resources Development, Inc., a Nevada company which is a predecessor of our company ("China Development"), from February 1, 1999 until completion of a merger by which we changed our domicile to the British Virgin Islands (the “Redomicile Merger”), and as a member of its audit committee. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Class II Directors

Lam Kwan Sing (age 39)

Director

Mr. Lam Kwan Sing has been a director and a member of our company's Audit Committee since November 22, 2004. He served as a director of China Development from March 20, 2003 until completion of the Redomicile Merger, and as a member of its audit committee. From May 2008 to the present, Mr. Lam has been the executive director of Neo-China Land Group (Holdings) Limited, a Hong Kong listed company, where he is responsible for the overall corporate finance operations. In 2007, Mr. Lam served as the executive director of Forefront Group Limited, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of the Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Yip Wing Hang (age 42)

Director

Mr. Yip Wing Hang has been a director and a member of our company's Audit Committee since June 26, 2006. From February 2002 to the present, Mr. Yip has been the marketing director of Hantec Investment Consultant Limited responsible for its wealth management business. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Bachelor’s degree in International Business Studies from the City University of Hong Kong. He also holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Class III Directors

Tam Cheuk Ho (age 46)

Director and Executive Vice President

Mr. Tam Cheuk Ho has served as a director of our company since December 23, 1993, and as its Chief Financial Officer since November 22, 2004. He served as the Chief Financial Officer and a director of China Development from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam was promoted to the office of Executive Vice President and, in connection therewith, resigned his position as Chief Financial Officer. From July 1984 through January 1992, he worked as an Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992 as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

Wong Wah On Edward (age 45)

Director, Secretary and Chief Financial Officer

Mr. Wong Wah On Edward has been a director of our company since January 25, 1999, our Secretary since February 1, 1999 and our Financial Controller since November 22, 2004. He served as Financial Secretary, Financial Controller and a director of China Development from December 30, 1997 until completion of the Redomicile Merger. On January 2, 2008, Mr. Wong was promoted to the office of Chief Financial Officer and, in connection therewith, resigned his position as Financial Controller. He is responsible for our treasury, accounting and secretarial functions. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

Our officers are elected annually at the Board of Directors meeting following the annual election of directors by Members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

Meetings of the Board of Directors

During the year ended December 31, 2007, our Board of Directors held eleven meetings. Each member of the board participated in each meeting of the board. Three actions were taken by written consent in lieu of meeting.

Fees to Members of the Board of Directors

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

CORPORATE GOVERNANCE MATTERS

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

Audit Committee

Our Audit Committee, whose members currently consist of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

•

appointing and supervising our independent registered public accounting firm;

•

assessing the organization and scope of the Company’s internal audit function;

•

reviewing the scope of audits to be conducted, as well as the results thereof;

•

approving audit and non-audit services provided to us by our independent registered public accounting firm; and

•

overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

Each member of the Audit Committee is an “independent” director, as such term is used in Section 10A(m)(3) of the Exchange Act and NASDAQ Marketplace Rule 4200(a)(15). Our Audit Committee held a total of four meetings during fiscal 2007, which were attended by all of the Committee’s then current members. A copy of the Amended and Restated Charter of the Audit Committee was attached as Appendix A to our Information Statement relating to the 2007 annual meeting of Members.

Audit Committee Financial Expert

In general, an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), is an individual member of the Audit Committee who:

•

understands generally accepted accounting principles and financial statements,

•

is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

•

understands internal controls over financial reporting, and

•

understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

•

education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

•

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,

•

other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing is each an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K.

Audit Committee Report

The following statement made by our Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

The Audit Committee reviews our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the system of internal controls.

Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm matters required to be discussed by auditing standards generally accepted in the United States.

In addition, the Audit Committee has discussed with the independent registered public accounting firm their independence from our company and its management, and has received the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement of Accounting Standards (SAS) 114.

The Audit Committee also discussed with our independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm with and without management present, to discuss the results of their examinations, the evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors:

/s/ Ng Kin Sing

/s/ Lam Kwan Sing

/s/ Yip Wing Hang

Nominating and Corporate Governance Committee; Member Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 4200(a)(15).

The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

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identifying individuals qualified to become members of the Board of Directors;

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recommending to the Board of Directors nominees for election to the Board;

•

reviewing corporate governance principles applicable to us and recommending corporate governance principles to the Board of Directors;

•

administering our Code of Ethics, investigating alleged violations of the Code and recommending action to the Board of Directors;

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confirming that at least one Audit Committee member is an "audit committee financial expert" within the meaning of regulatory requirements; and

•

carrying out such other duties and responsibilities as may be determined by the Board of Directors.

The Nominating and Corporate Governance Committee is required to meet at least once annually and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Nominating and Corporate Governance Committee met on one occasion during the year ended December 31, 2007.

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by Members, although no formal procedures for submitting the names of candidates for inclusion on management's slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a Member who wishes to submit the name of a candidate to be considered for inclusion on management's slate of nominees at the next annual meeting of Members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing Member's name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate's desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the Board's consideration of the Member's candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management's slate of director nominees to be submitted for election to the Board.

There were no Member recommendations for nomination to the Board of Directors in connection with the 2008 Annual Meeting of Members. There are two Class I Director nominees who will be elected by the written consent of the holders of a majority of our outstanding voting securities as described herein, each of whom is an incumbent director standing for reelection.

A copy of the Charter of the Nominating and Corporate Governance Committee was attached as Appendix B to our Information Statement relating to the 2007 annual meeting of Members.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an "independent" director, as such term is used in NASDAQ Marketplace Rule 4200(a)(15).

The Compensation Committee is responsible for:

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Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

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Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

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Recommending to the Board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

•

Administering and supervising the Company’s incentive compensation plans, including equity compensation plans;

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Recommending to the Board for its adoption and approval, awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and

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Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

The Compensation Committee is required to meet at least once annually and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Compensation Committee met on one occasion during the 2007 fiscal year.

A copy of the Charter of the Compensation Committee was attached as Appendix C to our Information Statement relating to the 2007 annual meeting of Members.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee during the last completed fiscal year (a) was an officer or employee of China Natural Resources or any of its subsidiaries, (b) was formerly an officer or employee of China Natural Resources or any of its subsidiaries, or, (c) had any relationship requiring disclosure by China Natural Resources under any paragraph of Item 404 of Regulation S-K.

Member Communications with our Board of Directors

We have established an informal process for Members to send communications to members of our Board of Directors. Members who wish to contact the Board of Directors or any of its members may do so by writing to them, c/o China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Correspondence directed to an individual Board member is referred, unopened, to that Board member. Correspondence not directed to a particular Board member is referred, unopened, to the Chairman of the Board, for reviewing and forwarding to the appropriate person.

Attendance at Annual Meeting of Members

We have not adopted a formal policy on Board members’ attendance at in-person annual meetings of Members, although all Board members are encouraged to attend in-person meetings.

NASDAQ Requirements

Our common shares are currently listed on The NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by The NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its

Marketplace Rule 4350 that impose various corporate governance requirements on listed securities. Section (a)(1) of Marketplace Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 4350, but, as to the balance of Marketplace Rule 4350, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise require compliance.

We currently comply with the specifically mandated provisions of Marketplace Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 4350 notwithstanding that our home jurisdiction does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 4350. However, we have determined not to comply with the following provisions of Marketplace Rule 4350 since the laws of the British Virgin Islands do not require compliance:

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a majority of our Directors are not independent within the meaning of NASDAQ rules;

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our independent directors do not hold regularly scheduled meetings in executive session;

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an in-person annual meeting, but rather may we may conduct those activities by written consent of majority members in lieu of meeting;

•

the compensation of our executive officers is recommended but not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

•

related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not yet required to participate in an electronic link with a specified registered depository in connection with any direct registration program that we may establish in the future (a recent change to Nasdaq rules requires that we participate in a direct registration program by March 31, 2009).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 4350.

Code of Ethics

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

•

honest and ethical conduct,

•

full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

•

compliance with applicable laws, rules and regulations,

•

the prompt reporting of any violation of the code, and

•

accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics applicable to all of our employees, and additional provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics has been filed as an exhibit to our Annual Report on Form 20F and may be obtained, without charge, upon written request addressed to the attention of our Secretary, Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Section 16(a) Beneficial Ownership Reporting Compliance

We are a foreign private issuer under Federal securities laws. As a result, our directors, officers and Members are not required to file beneficial ownership reports under Section 16 of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2007, to each of the individuals identified in Item 6(A) of our Annual Report on Form 20F.

Name	Compensation (US$)	Number of Options to Purchase Common Shares	Exercise Price (US$/Share)	Expiration Date

Li Feilie	—	300,000	$8.51	July 31, 2010
Tam Cheuk Ho	$123,077	400,000	$8.51	July 31, 2010
Wong Wah On Edward	$ 92,308	400,000	$8.51	July 31, 2010
Lam Kwan Sing	$ 7,692	—	—	—
Ng Kin Sing	$ 7,692	—	—	—
Yip Wing Hang	$ 7,692	—	—	—
Tang Mian	$ 15,775	200,000	$8.51	July 31, 2010

On February 1, 1999, we entered into an Employment Agreement with Tam Cheuk Ho. In accordance with the terms of the Employment Agreement, Mr. Tam is employed by us as our Chief Financial Officer and to perform such duties as the Board of Directors from time to time determines. Mr. Tam receives a base salary of HK$1,800,000 (US$230,769) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as our Board of Directors may determine. The initial two-year term of the Employment Agreement has expired, and the term of the agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, we entered into a Supplemental Employment Agreement with Tam Cheuk Ho, reducing his base salary to HK$960,000 (US$123,077) per annum with all other terms of the Employment Agreement remaining in full force and effect.

On February 1, 1999, we entered into an Employment Agreement with Wong Wah On Edward. In accordance with the terms of the Employment Agreement, Mr. Wong is employed by us as our Financial Controller and Corporate Secretary, to perform such duties as the Board of Directors from time to time determines. Mr. Wong receives a base salary of HK$1,200,000 (US$153,846) annually, which base salary is adjusted on each anniversary of the Employment Agreement to reflect a change in the applicable consumer price index or such greater amount as our Board of Directors may determine. The initial two-year term of the Employment Agreement has expired, and the agreement continues to automatically renew each year, until terminated as provided therein. On March 1, 2006, we entered into a Supplemental Employment Agreement with Wong Wah On Edward, reducing his base salary to HK$720,000 (US$92,308) per annum with all other terms of the Employment Agreement remaining in full force and effect.

Effective October 1, 2008, we entered into Service Agreements with each of Li Feilie, our President and Chief Executive Officer, Tam Cheuk Ho, our Executive Vice President, and Wong Wah On Edward, our Chief Financial Officer. Each of the Agreements contains customary provisions to protect our confidential information and trade secrets and, in addition, provides that:

•

the existing service agreement with the executive be terminated and be of no further force or effect;

•

the initial term of the new Service Agreement will be three years and shall continue thereafter unless and until terminated by a party on not less than three months’ notice;

•

the executive will serve as an executive officer of the Company in such capacity and with such responsibilities as are determined by the Board of Directors;

•

we are to compensate the executive with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee;

•

the executive’s annual fee will be reviewed annually by the Compensation Committee and may be adjusted in the discretion of the Committee with the approval of the Board of Directors;

•

the Service Agreement may be terminated in the event of the death or incapacity of the executive or upon the occurrence of other customary grounds for termination;

•

for two years following expiration of the Agreement, the executive may not compete with the business of the Company in the PRC, or solicit employees or customers of the Company;

•

the executive be indemnified for liabilities incurred in good faith during the course of the performance of his services to the Company;

•

the executive serve on our Board of Directors if requested to do so by the Board, without additional consideration; and

•

the executive be reimbursed for reasonable expenses incurred in the performance of his responsibilities under the Agreement.

We have no other service agreements or siimilar contracts with any of our officers or directors and maintain no retirement, fringe benefit or similar plans for the benefit of our officers or directors. We may, however, enter into employment contracts with our officers and key employees, adopt various benefit plans and begin paying compensation to our officers and directors as we deem appropriate to attract and retain the services of such persons.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2007:

	Number of Securities to be Issued Upon Exercise of Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (excluding securities reflected in column a)

Equity Compensation Plan Approved by Security Holders
2003 Equity Compensation Plan	900,000	$8.51	1,950,854
Equity Compensation Plans Not Approved by Security Holders	—	—	—
TOTAL	900,000	$8.51	1,950,854

Stock Option Plan

We have adopted the 2003 Equity Compensation Plan. The purposes of the plan are to:

•

Encourage ownership of our common shares by our officers, directors , employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

A brief description of plan is as follows:

On December 18, 2003, our Members approved and adopted the 2003 Equity Compensation Plan (the “2003 Plan”). The 2003 Plan allows the Board to grant various incentive equity awards not limited to stock options. We have reserved a number of common shares equal to 20% of the issued and outstanding common shares of our company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Board or Committee designated by the Board determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Board or Committee determines.

The 2003 Plan is administered by the Board of Directors or a Committee designated by the Board. The Board or Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock

Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Board or Committee.

Options granted under the 2003 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying common shares as of the date of grant. The exercise price of non-qualified options may not be less than 85% of the fair market value of the underlying common shares as of the date of grant.

The 2003 Plan terminates on December 18, 2013. During the year ended December 31, 2007, the board of directors granted options to certain employees and officers to purchase 2,300,000 common shares of the Company. A total of 1,950,854 shares were available for grant as of December 31, 2007. On January 7, 2008, three-year options to purchase 1,000,000 common shares, at an exercise price of $22.64 per share, were awarded under the 2003 Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 1, 2000, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by Tam Cheuk Ho and Wong Wah On Edward, executive officers and directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. For the years ended December 31, 2005, 2006 and 2007, the Company paid rental expenses to Anka Consultants Limited amounted to RMB211,000 (US$29,000), RMB226,000 (US$31,000) and RMB258,000 (US$35,000), respectively.

On February 3, 2006 the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining from Feishang Group, a British Virgin Islands company. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4A, above.

Other transactions with related companies are summarized as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Expenses paid on behalf of Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	1,809,000	2,032,000	2,247,000
Interest income earned from Anhui Xinke New Material Co. Ltd. (“Xinke”)	503,000	—	—
Interest income received from Xinke	447,000	—	—

In February 2005, the Company advanced RMB20,000,000 (US$2,741,000) to Xinke. The balance increased to RMB20,503,000 (US$2,810,000) at December 31, 2005 due to the accrual of interest income. In January 2006, the balance was offset against dividends payable to Mr. Li Feilie.

At December 31, 2005, Wuhu owed WFNM RMB6,476,000 (US$887,000). During the year ended December 31, 2006, Wuhu paid expenses of RMB2,032,000 (US$278,000) on behalf of WFNM and advanced RMB1,000,000 (US$137,000), resulting in Wuhu owing WRNM RMB3,444,000 (US$472,000)at December 31, 2006. During the year ended December 31, 2007, Wuhu paid expenses of RMB2,247,000 (US$308,000) on behalf of WFNM, resulting in Wuhu owing WFNM RMB1,197,000 (US$164,000) at December 31, 2007. These advances are non-interest bearing, unsecured and are due on demand.

Feishang Group Limited advanced RMB1,024,000 (US$140,000) to Yunnan Mining for its investment in Longchuan Metals and Stones Mining Co. Ltd. and the exploration right of Silver and Multi-Metallic Ore in Jinshizhang District, Guangdong Province, PRC.

As at December 31, 2006, the Company owed Mr. Li Feilie RMB8,594,000 (US$1,178,000) which represented advances made by him to the Company and expenses he paid on behalf of the Company. During the year ended December 31, 2006, RMB14,899,000 (US$2,042,000) was repaid and an additional advance of

RMB759,000 (US$104,000) was made. During the year ended December 31, 2007, RMB8,594,000 (US$1,178,000) was repaid.

Xinke, WFNM and Feishang Group Limited are controlled by Mr. Li Feilie who is also an officer, director and principal beneficial shareholder of the Company.

The balance with Xinke was unsecured, bore interest at 5.22% per annum and was repaid in March 2006 by an offset against dividends payable to Mr. Li Felie. The balances with the other related companies and director are unsecured, interest-free and are repayable on demand.

Transactions Subsequent to December 31, 2007

Acquisition of Mark Faith Group

On March 4, 2008, the Company acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited, a Hong Kong company, from Feishang Group Limited (“Feishang Group”), a related party. Mr. Li Feilie, our President, Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The purchase price for the shares is an amount equal to the lesser of (a) the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 and (b) RMB24,252,000 (US$3,324,000). In addition, China Natural Resources paid Feishang Group RMB47,292,000 (US$6,481,000) in satisfaction of outstanding indebtedness of the Mark Faith Group to Feishang Group. China Natural Resources paid Feishang Group RMB30,000,000 (US$4,111,000) at the time the Agreement was signed and the balance of RMB41,544,000 (US$5,693,000) was paid at closing on March 4, 2008. In the event that the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007 is lower than RMB24,252,000 (US$3,324,000), Feishang Group is obligated to return to China Natural Resources the difference between RMB24,252,000 (US$3,324,000) and the audited consolidated net asset value of the Mark Faith Group as at December 31, 2007. As of the date of this report, the audited financial statements of Mark Faith have not been completed and we are not yet able to determine whether there will be an adjustment to the purchase price for the shares of Mark Faith.

License Agreement with Anka Consultants

Effective July 1, 2008 we entered into a License Agreement with Anka that supersedes and replaces our office sharing agreement with Anka dated September 1, 2000. Under the License Agreement, we have agreed to rent certain administrative office space located in Hong Kong, and to license certain day-to-day administrative services, from Anka. The administrative services are to be provided by Anka for a monthly fee of HK$20,000, and rent and associated expenses will be passed through to us at the actual cost to Anka of that portion of the space that we use. We anticipate the monthly rental to be approximately HK$99,000 (plus the actual cost of electricity, water, taxes, maintenance, common charges and other similar items). Anka is currently the lessee of the office space covered by the License Agreement, and Anka’s officers, directors and equity owners are Tam Cheuk Ho and Wong Wah On Edward, who also serve as our executive officers and directors. We believe that the License Agreement is on terms that are at least as favorable as we could obtain from unaffiliated third parties.

Acquisition of Pineboom Investments Limited

On July 11, 2008 we entered into an agreement with Feishang Group to acquire (a) all of the issued and outstanding capital stock of Pineboom Investments Limited, a British Virgin Islands company and its wholly-owned subsidiaries (collectively, the "Pineboom Group") and (b) the outstanding indebtedness owing by the Pineboom Group to Feishang Group on the closing date. Pineboom, through its operating subsidiary, owns exploration rights to a coal mine located in Guizhou Province, in the PRC (the “Pineboom Mine”). The total purchase price for the shares and indebtedness is US$25,000,000 (the “Consideration”), $7,000,000 of which has been paid; with the amount of Consideration being subject to adjustment based upon (a) the results of an assessment of the coal resources at the Pineboom Mine and (b) the financial condition of the Pineboom Group at the time of closing. For purposes of negotiating the agreement, the parties made reference to a preliminary coal resource report compiled by the Guizhou Bureau of Mine Field Geology in June 2006, which estimated the Pineboom Mine’s coal resources at over 100 million tons. The adjustment is intended, in part, to reflect the extent to which the actual resources at the Target Mine are less than those estimated in the preliminary coal resource report. Closing of the transaction is subject to satisfaction of customary conditions of closing, as well as confirmation that the coal resources at the Pineboom Mine are not less than 70 million metric tons and that the permits for the mining rights at the Pineboom Mine remain in force and effect. Closing is expected to take place 10 business days after the date on which the Company shall have confirmed in writing to the Shareholder that all the conditions to closing have either been fulfilled to the satisfaction of the Company or are waived by the Company (as the case may be) or at such other time as the parties may agree in writing. Notwithstanding the occurrence of the closing, in the event the mining right permit covering the Pineboom Mine has not been issued by Guizhou Provincial Department of Land and Resources to Guizhou Dayun on or before July 11, 2010 (or such other date as Feishang Group and the Company may agree in writing), the Company is entitled to require Feishang Group to repurchase all the shares and indebtedness for a purchase price equal to the Consideration, with interest thereon at the rate of 12% per annum.

Acquisition of Newhold Coal Group

On August 11, 2008 we entered into an agreement with Feishang Group to acquire from the Feishang Group (a) all of the issued and outstanding capital stock of Newhold Investments Limited, a British Virgin Islands company (“Newhold”) and its subsidiaries (collectively, the "Newhold Group") and (b) the outstanding indebtedness owing by the Coal Group to Feishang Group on the closing date of the transaction. Newhold, through its 70% owned operating subsidiary, owns mining rights to an under construction coal mine located in Guizhou Province, in the PRC (the “Newhold Mine”). The aggregate purchase price for the shares and indebtedness is US$42,000,000 (the “Consideration”), $10,000,000 of which has been paid; with the amount of Consideration being subject to adjustment based upon (y) the results of an assessment of the coal resources at the Newhold Mine and (z) the financial condition of the Newhold Group at the time of closing. Closing of the transaction is expected to occur on or before February 11, 2009, subject to satisfaction of customary conditions of closing, as well as confirmation that the estimated resources at the Newhold Mine are not less than 100 million metric tons and that the permits for the mining rights at the Newhold Mine remain in force and effect’ provided that if the closing does not occur on or prior to August 31, 2009, the agreement will terminate and all funds theretofore paid to Feishang Group are to be repaid to the Company together with interest thereon at the Hong Kong dollars prime rate.

MATTERS APPROVED AND AUTHORIZED BY A MAJORITY OF MEMBERS

On October 31 2008, Feishang Group Limited, holder of 11,980,593, or approximately 61.1%, of our outstanding common shares (the “Majority Member”), executed a written consent in lieu of meeting our Members to (a) elect Li Feilie and Ng Kin Sing as Class I Directors (b) ratify and approve all emoluments to directors hereto fixed by the Board of Directors, (c) empower the Board of Directors to approve all future emoluments to directors without further approval by Members; and, in the Board’s discretion, to amend or repeal Article 80 of our Articles and Memorandum of Association accordingly and (d) ratify the appointment of GHP Horwath, P.C. as our independent registered public accounting firm for the year ending December 31, 2008. Mr. Li Feilie, our President, Chief Executive Officer and Chairman, is the beneficial owner of the Majority Member. The written consent provides that it is to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members.

MATTER ONE

ELECTION OF CLASS I DIRECTORS

Members of each class of our Board of Directors are elected to serve for a three-year term. The three-year terms of the members of each class are staggered, so that each year the members of a different class are due to be elected at the annual meeting. Each director is to hold office for a three-year term expiring immediately following the annual meeting of Members held three years following the annual meeting at which he or she was elected. However, at our first annual meeting of Members on December 31, 2004 following our redomicile to the British Virgin Islands, the Class I Directors elected at that meeting held office for a one-year term, the Class II Directors hold office for a two-year term and the Class III Directors hold office for a three-year term. The following table reflects the current expiration date of the various classes of Director:

Class of Director	Current Expiration of Term

Class I	Immediately Following the 2008 Annual Meeting of Members
Class II	Immediately Following the 2009 Annual Meeting of Members
Class III	Immediately Following the 2010 Annual Meeting of Members

As noted above, the Majority Member has executed a written consent in lieu of meeting to elect Li Feilie and Ng Kin Sing as Class I directors for three-year terms that are to expire immediately following the 2011 Annual Meeting of Members. The biographies of the Class I Director-nominees are included elsewhere in this Information Statement.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that Li Feilie and Ng Kin Sing are hereby elected as Class I Directors, to serve as such until immediately following the annual meeting of Members to take place three years following the annual meeting at which they are elected, and until their successors are duly elected and qualified.

MATTER TWO

RATIFICATION AND APPROVAL OF ALL EMOLUMENTS TO DIRECTORS HERETOFORE
FIXED BY THE BOARD OF DIRECTORS

Clause 80 of our Articles and Memorandum of Association provides:

With the prior or subsequent approval by a resolution of Members, the directors may, by resolution of directors, fix emoluments of directors with respect to services to be rendered in any capacity to the Company.

Prior to our November 2004 Redomicile Merger, emoluments to directors were from time to time fixed by our Board of Directors and neither our Articles of Incorporation, by-laws nor the laws of the State of Nevada required that emoluments to directors be approved by Members. Since the effective date of the Redomicile Merger, emoluments to our directors have been subject to Clause 80 of our Articles and Memorandum of Association. Our Board of Directors (or a committee established by the Board of Directors) has, from time-to-time since the effective date of the Redomicile Merger, fixed emoluments to our directors. These emoluments have principally included (a) awards under our equity incentive plans to employee directors, for services in their capacities as officers of the Company, (b) compensation paid pursuant to employment and similar agreements with employee directors, relating to their services as officers of the Company, (c) monthly directors’ fees paid to independent directors for their attendance at directors’ and committee meetings and (d) reimbursement of directors for their expenses incurred in connection with the provision of their services in all capacities to the Company.

All emoluments to our directors since we became governed by Clause 80 were fixed and approved by our Board of Directors and primarily relate to compensation paid to employee directors for their services as officers and employees of the Company. In addition, awards under our equity incentive plans were approved by our Compensation Committee, which is comprised solely of independent directors, or by a committee of the Board of Directors comprised solely of independent directors. Therefore, our Board of Directors believes that all such emoluments were fair to the Company and in its best interests.

We have been advised by local counsel in the British Virgin Islands that:

•

Emoluments covered by Clause 80 include emoluments provided to directors for their services rendered in all capacities to us, including those unrelated to their services as directors;

•

Members may, by duly adopted resolution, generically approve and ratify all prior emoluments to directors fixed by the Board of Directors; and

•

Members may approve Matter Two by written consent in lieu of meeting signed by holders of at least an absolute majority of all outstanding Common Shares.

Resolution Adopted

The Majority Member (whose sole equity owner is an employee director who serves as our President and Chief Executive Officer and has received emoluments for his services as such) has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that all emoluments to directors previously fixed by the Board of Directors are hereby approved and ratified.

MATTER THREE

EMPOWERMENT OF OUR BOARD OF DIRECTORS TO FIX FUTURE EMOLUMENTS TO
DIRECTORS WITHOUT FURTHER APPROVAL BY MEMBERS; AND, IN THE BOARD’S
DISCRETION, TO AMEND OR REPEAL ARTICLE 80 OF OUR ARTICLES AND
MEMORANDUM OF ASSOCIATION ACCORDINGLY

In addition to the information discussed in the preceding section, we have been advised by local counsel in the British Virgin Islands that:

•

Members may, by duly adopted resolution, generically empower and authorize the Board of Directors to fix future emoluments to directors without further approval or ratification by Members;

•

Members may, by duly adopted resolution, empower the Board of Directors to fix all future emoluments to directors without further approval by Members, and to empower the Board to amend or repeal Clause 80 of our Articles and Memorandum of Association accordingly;

•

A duly adopted resolution to approve Matter Three becomes effective once adopted by Members irrespective of any formal amendment to Clause 80 to our Articles and Memorandum of Association;

•

A formal amendment to our Articles and Memorandum of Association, which must be approved by Members, does not become effective unless and until it is recorded with the appropriate registry in the British Virgin Islands; and

•

Members may approve Matter Three by written consent in lieu of meeting signed by holders of at least an absolute majority of all outstanding Common Shares.

Prior to referring the resolution set forth below to the Majority Member, our Board of Directors considered that:

•

Our executive officers are parties to three-year service agreements providing for annual fees of US$1.00, unless and until otherwise determined by our Compensation Committee, which is comprised solely of independent directors, and by our Board of Directors;

•

Awards under our equity incentive plans are made by the Compensation Committee and the service agreements with our executive officers requires that equity awards be approved by our Compensation Committee and our Board of Directors;

•

A resolution empowering our Board of Directors to fix future emoluments to directors without further ratification or approval by Members will become effective on the Effective Date, and will have the effect of amending Clause 80 of our Articles and Memorandum of Association;

•

Emoluments to our directors consist primarily of monthly director fees, and annual fees and equity awards to directors for services in their capacities as executive officers;

•

Clause 106 of our Articles and Memorandum of Association requires that our Board of Directors fix all emoluments to officers, and Clause 108 provides that transactions in which a director has an interest are not void or voidable by reason of such interest if all of the facts relating to the interest are known by or disclosed to the other members of the Board of Directors;

•

There are sufficient review processes in place to ensure that all emoluments to directors fixed by the Board of Directors are fair to the Company and do not require that separate ratification by Members be secured;

•

The resolution to approve Matter Three will empower the Board, in its discretion and without further approval by Members, to adopt a formal amendment to our Articles and Memorandum of Association to authorize the Board to fix future emoluments to directors without further ratification or approval by Members;

•

The Company did not intend for the Redomicile Merger to result in a change in the standard of approval for emoluments to directors from that required prior to the Redomicile Merger and the adoption of Matter Three will effectively restore the standard of approval for emoluments to directors to pre-Redomicile Merger status; and

•

The Majority Member owns in excess of 61% of the Company’s currently issued and outstanding Common Shares.

Resolution Adopted

The Majority Member (whose sole equity owner is an employee director who serves as our President and Chief Executive Officer and has received emoluments for his services as such) has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the Board of Directors is hereby empowered and authorized to (a) fix all future emoluments to directors, for their services in all capacities to the Company, without further approval or ratification by Members, and (b) in the board’s discretion, to amend or repeal Clause 80 of our Articles and Memorandum of Association accordingly; except to the extent not permitted by applicable committee charter, law, rule or regulation, including applicable requirements of any exchange on which the Company’s securities are listed.

MATTER FOUR

RATIFICATION OF THE APPOINTMENT OF GHP HORWATH, P.C. AS INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended December 31, 2007 was GHP Horwath, P.C. The Audit Committee of the Board of Directors has selected and approved GHP Horwath, P.C. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2008. The Majority Member has ratified the appointment of GHP Horwath, P.C. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

Fees to GHP Horwath, P.C.

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal years 2005 and 2006.

	Fiscal 2006	Fiscal 2007

Audit Fees	$135,000	$137,500
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	$135,000	$137,500

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

Audit-Related Fees — This category consists of assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Tax Fees — This category consists of professional services rendered by GHP Horwath, P.C. for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by GHP Horwath, P.C., the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to GHP Horwath, P.C. with respect to fiscal year 2007 were pre-approved by the Audit Committee.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the appointment of GHP Horwath, P.C., as independent registered public accounting firm for the fiscal year ending December 31, 2008 is hereby confirmed and ratified.

MEMBER PROPOSALS

In order to be considered by the Majority Member at the annual meeting of Members to be held in 2009 Member proposals must be received by us no later than June 30, 2009. We are not obligated to present Member proposals to the Majority Member for consideration except to the extent required by applicable law.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Information Statement and 2007 annual report may have been sent to multiple members in your household. We will promptly deliver a separate copy of either document to you if you write us c/o Corporate Secretary, Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. If you want to receive separate copies of the Information Statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address.

ANNUAL REPORT ON FORM 20-F

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2007 accompanies this Information Statement.